Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

July 29, 2009

Re:	Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2008
Filed February 26, 2009
File No. 1-13896

Dear Mr. Rosenberg:

We set forth below our response to the Staff’s comment, communicated by telephone to Mr. Clerkin of Elan, on July 22, 2009 by Ms. Robertson, with respect to our response (in our letter dated July 1, 2009) to comment 2 contained in the Staff’s letter, dated June 24, 2009, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”).  For your convenience, we have reproduced the comment from the Staff immediately before our response.

1.
Please refer to your response to comment 2.  We note your disclosure that if the potential product being developed with Transition Therapeutics is successfully commercialized, then the Company will be obligated to either share in the net income derived from sales of the product or pay royalties to Transition.  Please disclose the potential range of royalty payments (for example “low-teens” or “high-teens”) and the length of time you would be required to continue making those royalty payments to Transition.”

Elan’s Response:

1

We propose that in our next Form 20-F we will amend the wording of our material contracts disclosure and development and marketing collaboration agreements note to the financial statements as follows (blacklined to the text on pages 83 and 143, respectively, of our 2008 Form 20-F ) :

“~~Under our collaboration with Transition, we shall make a $25.0 million milestone payment to Transition after the initiation of the first Phase 3 clinical trial for ELND005.~~ Under our Collaboration Agreement with Transition we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005. In addition, dependant upon the continued successful development, regulatory approval and commercialization of ELND005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialized we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition.  At the end of Phase 2 development of ELND005, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing.  If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (if ELND005 is successfully developed and approved for marketing) equal to its cost sharing percentage.  If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (again assuming ELND005 is successfully developed and commercialized) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as we are commercializing ELND005.”

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 650 877 7600 or Elan’s Senior Vice President Group Finance and Controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely,
/s/ John L. Donahue

John L. Donahue
Senior Vice President, Legal-Corporate

3